UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Elastic N.V.
(Name of Issuer)
Ordinary Shares, €0.01 par value per share
(Title of Class of Securities)
N14506 104
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-l(b)
☐	Rule 13d-l(c)
☒	Rule 13d-l(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. N14506 104

1	NAMES OF REPORTING PERSONS
Steven Schuurman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,822,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
11,822,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,822,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 5,911,000 ordinary shares held of record by CMXI B.V., or CMXI, and (ii) 5,911,000 ordinary shares held of record by IXII B.V., or IXII. Clavis Directievoering B.V. serves as the managing director of CMXI and IXII. Mr. Schuurman, the controlling shareholder of CMXI and IXII, holds sole voting and dispositive power with respect to these ordinary shares.

(2)
Based on 80,621,016 shares of the Issuer’s ordinary shares outstanding as of November 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2019, filed with the Securities and Exchange Commission on December 9, 2019.

CUSIP No. N14506 104

1	NAMES OF REPORTING PERSONS
CMXI B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,911,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,911,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,911,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (3)

(1)	Clavis Directievoering B.V. serves as the managing director of CMXI. Mr. Schuurman, the controlling shareholder of CMXI, holds sole voting and dispositive power with respect to these ordinary shares.

(2)
Based on 80,621,016 shares of the Issuer’s ordinary shares outstanding as of November 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2019, filed with the Securities and Exchange Commission on December 9, 2019.

(3)	CMXI is a Dutch private company with limited liability.

CUSIP No. N14506 104

1	NAMES OF REPORTING PERSONS
IXII B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,911,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,911,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,911,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (3)

(1)	Clavis Directievoering B.V. serves as the managing director of IXII. Mr. Schuurman, the controlling shareholder of IXII, holds sole voting and dispositive power with respect to these ordinary shares.

(2)
Based on 80,621,016 shares of the Issuer’s ordinary shares outstanding as of November 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2019, filed with the Securities and Exchange Commission on December 9, 2019.

(3)	IXII is a Dutch private company with limited liability.

Item 1.

(a)	Name of Issuer:
Elastic N.V.

(b)	Address of Issuer’s Principal Executive Offices:
800 West El Camino Real, Suite 350
Mountain View, California 94040

Item 2.

(a)	Name of Persons Filing:
Each of the following is a reporting person (“Reporting Person”):
Steven Schuurman
CMXI B.V., or CMXI
IXII B.V., or IXII

(b)	Address of Principal Business Office or, if none, Residence:
The address for Mr. Schuurman is:
c/o Elastic N.V.
800 West El Camino Real, Suite 350
Mountain View, California 94040
The address for CMXI and IXII is:
Hof van Zevenbergen 1A
5211 HB
‘s-Hertogenbosch
The Netherlands

(c)	Citizenship:
Reference is made to the response to item 4 on each of pages 2-5 of this Schedule 13G (this  “Schedule”), which responses are incorporated herein by reference.

(d)	Title of Class of Securities:
Ordinary Shares, €0.01 par value per share

(e)	CUSIP Number: N14506 104

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Reference is hereby made to the responses to items 5-9 and 11 of pages 2-4 of this Schedule 13G, which responses are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

STEVEN SCHUURMAN

/s/ Steven Schuurman

CMXI B.V.

By:	Clavis Directievoering B.V.
Its:	Managing Director

By:	/s/ M.W.L. Dill
Name:	M.W.L. Dill
Title:	Director

IXII B.V.

By:	Clavis Directievoering B.V.
Its:	Managing Director

By:	/s/ M.W.L. Dill
Name:	M.W.L. Dill
Title:	Director